                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                 SCHEDULE 13D
                                (Rule 13d-101)
      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 4)/1/

                                  Dynegy Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  26816L 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

      Jack S. Mustoe                                   Alan Talkington
Senior Vice President, Legal                 Orrick, Herrington & Sutcliffe LLP
     NOVA Corporation                                 400 Sansome Street
   645 Seventh Avenue S.W.                         San Francisco, CA  94111
Calgary, Alberta Canada T2P 4G8                        (415) 773-5762
     (403) 290-7636
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              August 24, 1998
--------------------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 9 Pages)

--------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 26816L 10 2                                          Page 2 of 9 Pages

================================================================================
            NAME OF REPORTING PERSONS
1           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            NOVA Gas Services (U.S.) Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
2                                                                        (b) [X]
--------------------------------------------------------------------------------
            SEC USE ONLY
3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
4           WC,OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
5           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
6           Delaware
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7    38,789,876
  NUMBER OF    -----------------------------------------------------------------
   SHARES            SHARED VOTING POWER
BENEFICIALLY    8    -0-
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING          SOLE DISPOSITIVE POWER
   PERSON       9    38,789,876
    WITH       -----------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10    -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11          38,789,876
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12          CERTAIN SHARES*                                                  [X]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          25.4%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14          CO
================================================================================

                                  SCHEDULE 13D
CUSIP NO. 26816L 10 2                                          Page 3 of 9 Pages

================================================================================
            NAME OF REPORTING PERSON
1           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
            NOVA Corporation
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
2                                                                        (b) [X]
--------------------------------------------------------------------------------
            SEC USE ONLY
3
--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
4           WC,OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
5           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OR ORGANIZATION
6           Alberta, Canada
--------------------------------------------------------------------------------
                     SOLE VOTING POWER
                7    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES            SHARED VOTING POWER
BENEFICIALLY    8    38,789,876
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING          SOLE DISPOSITIVE POWER
   PERSON       9    -0-
    WITH       -----------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10    38,789,876
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11          38,789,876
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12          CERTAIN SHARES*                                                  [X]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          25.4%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
14          HC
================================================================================

                                  SCHEDULE 13D
CUSIP NO. 26816L 10 2                                          Page 4 of 9 Pages

        On July 2, 1998, NOVA Corporation, an Alberta, Canada corporation ("NOVA") Limited ("TransCanada") and the ultimate parent of NOVA Gas Services (U.S.) Inc., merged with TransCanada PipeLines Limited ("TransCanada") and the commodity chemicals business carried on by NOVA, was split off as a separate public company. NOVA continues to conduct the commodity chemicals business through NOVA Chemicals Ltd. and its affiliates. TransCanada conducts the energy services business formerly carried on by TransCanada, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd. NOVA Gas Services (U.S.) Inc. (the "Reporting Person") and NOVA hereby amend the single joint statement on Schedule 13D, as amended by Amendments 1, 2 and 3 (the "Schedule 13D"), filed with the Securities and Exchange Commission, which statement relates to the shares of Common Stock, par value $0.01 (the "Shares") of Dynegy Inc. (known prior to July 6, 1998 as NGC Corporation), a Delaware corporation (the "Corporation") as follows:

ITEM 2.    IDENTITY AND BACKGROUND.

Item 2 shall be deleted and replaced with the following:

        (a, b, c and f) This Statement is being filed by (i) NOVA Gas Services (U.S.) Inc., a Delaware corporation (the "Reporting Person"), and (ii) NOVA Corporation, an Alberta, Canada, corporation ("NOVA"). The Reporting Person is a wholly owned subsidiary of NOVA Investments (U.S.) Inc. which is, in turn, a wholly owned subsidiary of Novamerica Investments Ltd., which is, in turn, a wholly owned subsidiary of NOVA Chemicals Ltd., which is in turn a wholly owned subsidiary of NOVA. The principal office of the Reporting Person is 400 Frankfort Road, Monaca, Pennsylvania 15601. The principal office of NOVA is 645 Seventh Avenue S.W., Calgary, Alberta T2P 4G8 Canada.

        The principal business of the Reporting Person is to hold NOVA's U.S. gas services investments. The principal business of NOVA is the manufacturing and marketing of commodity chemicals.

        Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the officers and directors of the Reporting Person and NOVA, respectively.

        (d) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D
CUSIP NO. 26816L 10 2                                          Page 5 of 9 Pages

ITEM 4.    PURPOSE OF TRANSACTION.

The following shall be added before the last paragraph of Item 4:

        On August 24, 1998, NOVA issued a press release stating that it had engaged the investment banking firm Merrill Lynch & Co. to identify and evaluate opportunities relating to the divestiture of its ownership in Dynegy. This decision is part of NOVA's continued implementation of its strategic plan to concentrate on its commodity chemicals business.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 shall be deleted and replaced with the following:

        (a) In computing their respective aggregate percentage ownership of Common Stock and the percentages of Common Stock owned by the other parties to the New NGC Stockholders Agreement for purposes of this
             Schedule 13D, the Reporting Person and NOVA have relied on the quarterly report on Form 10-Q for the quarterly period year ended June 30, 1998, (Commission File No.1-11156) in which the Corporation reported that 152,778,072 shares of Common Stock were outstanding. As of the close of business on August 21, 1998, the Reporting Person is the beneficial owner of 38,789,876 shares of Common Stock, constituting approximately 25.4% of the shares of Common Stock outstanding.

             In addition to the shares of Common Stock owned by the Reporting Person, the Reporting Person believes that as of August 21, 1998, an additional 77,579,752 shares of Common Stock (approximately 50.8%) are subject to the New NGC Stockholders Agreement. The Reporting Person and NOVA disclaim ownership of any of such shares of Common Stock.

             NOVA does not own any shares of the Corporation directly, but may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

             To the knowledge of the Reporting Person and NOVA, only the following persons listed on Schedule I owns any of the Corporation's Shares:


                    Name                      Number of Shares
                    ----                      ----------------
             Jeffrey M. Lipton                    8,450*
             A. Terence Poole                     4,295
             Jack S. Mustoe                         774
             Robert J. Pierce                       500

             *Includes 800 shares held indirectly.

             The Reporting Person and NOVA disclaim ownership of any such Shares.

                                  SCHEDULE 13D
CUSIP NO. 26816L 10 2                                          Page 6 of 9 Pages

        (b)  Subject to its obligations under the agreements described in this
             Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,789,876 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting rights, NOVA may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

        (c) The Reporting Person had no transactions in the shares of Common Stock in the sixty-day period ended August 24, 1998.

        (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person and NOVA.

        (e)  Not applicable.

             After reasonable inquiry and to the best of the undersigneds' knowledge and believe, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998

                                   NOVA CORPORATION


                                   By:   /s/ BENTLEY WOUDSTRA
                                         -------------------------------------
                                         Name:  Bentley Woudstra
                                         Title:  Corporate Secretary


                                   NOVA GAS SERVICES (U.S.) INC.


                                   By:   /s/ ERNEST V. DEAN
                                         ------------------------------------
                                         Name:  Ernest V. Dean
                                         Title:  Secretary

                                  SCHEDULE I

     Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Gas Services (U.S.) Inc.

---------------------------------------------------------------------------------------------------------------------------------
NAME                  DIRECTOR/                CITIZENSHIP       PRINCIPAL      NAME AND ADDRESS OF EMPLOYER     BUSINESS OF
                      OFFICER                                    OCCUPATION                                      EMPLOYER
---------------------------------------------------------------------------------------------------------------------------------
Ernest V.Dean         Director/Officer         U.S.A.            Secretary      NOVA Chemicals                   See Item 2
                                                                                400 Frankfort Road
                                                                                Monaca, Pennsylvania
                                                                                15061
---------------------------------------------------------------------------------------------------------------------------------
John R. Umlah         Director/Officer         Canada            President      NOVA Chemicals                   See Item 2
                                                                                400 Frankfort Road
                                                                                Monaca, Pennsylvania
                                                                                15061
---------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE II

    Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Corporation

---------------------------------------------------------------------------------------------------------------------------------
NAME                   OFFICER/         CITIZENSHIP    PRINCIPAL              NAME AND ADDRESS OF EMPLOYER     BUSINESS OF
                       DIRECTOR                        OCCUPATION                                              EMPLOYER
---------------------------------------------------------------------------------------------------------------------------------
Dr. F. Peter Boer     Director          U.S.           President and         Tiger Scientific, Inc.            Science and
                                                       Chief Executive       47 Country Road South             technology,
                                                       Officer of Tiger      Village of Golf, Florida  33436   consulting and
                                                       Scientific, Inc.      U.S.A.                            investments
---------------------------------------------------------------------------------------------------------------------------------
Robert E. Dineen, Jr. Director          U.S.           Partner of Shearman   Shearman & Sterling               Attorneys-at-Law
                                                       & Sterling            566 Lexington Avenue
                                                                             New York. N.Y.  10022
                                                                             U.S.A.
---------------------------------------------------------------------------------------------------------------------------------
L. Yves Fortier,      Director          Canadian       Chairman and Senior   Ogilvy Renault                    Barristers and
C.C., Q.C.                                             Partner of Ogilvy     1981 McGill College Avenue,       Solicitors
                                                       Renault               Suite 1200
                                                                             Montreal, PQ
                                                                             H3A 3C1
---------------------------------------------------------------------------------------------------------------------------------
Kerry L. Hawkins      Director          Canadian       President of Cargill  Cargill Limited                   Grain handlers and
                                                       Limited               Box 5900                          merchants,
                                                                             300, 240 Graham Avenue            transporters and
                                                                             Winnipeg, MB                      processors of
                                                                             R3C 4C5                           agricultural
                                                                                                               products
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey M. Lipton     Director/Officer  U.S.           President and Chief   NOVA Corporation                  See Item 2
                                                       Executive Officer     3600 - 801 - 7th Avenue S.W.
                                                       of NOVA Corporation   Calgary, Alberta
                                                                             T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------
Gerald J. Maier       Director          Canadian       Chairman Emeritus of  TransCanada PipeLines Limited     Energy services
                                                       TransCanada PipeLines 3400, 237 Fourth Avenue S.W.
                                                       and Vice Chairman of  Calgary, Alberta
                                                       NOVA Corporation      T2P 5A4
---------------------------------------------------------------------------------------------------------------------------------
James M. Edward       Director          Canadian       Chairman of NOVA      Newall and Associates             See Item 2
(Ted) Newall O.C                                       Corporation           2015, 855 - 2nd Street S.W.
                                                                             Calgary, Alberta
                                                                             T2P 4J8
---------------------------------------------------------------------------------------------------------------------------------
Dr. Nicholas Pappas   Director          U.S.           President and Chief   BioTraces, Inc.                   Environmental
                                                       Executive Officer of  606 Swallow Hollow Road           consulting
                                                       BioTraces, Inc.       Centerville, Delaware  19807
                                                                             U.S.A.
---------------------------------------------------------------------------------------------------------------------------------
Robert J. Pierce,     Director          U.S.           Chairman and Chief    Foothills Pipe Line Ltd.          Pipeline
Q.C.                                                   Executive Officer of  c/o 33rd Floor,                   transportation
                                                       Foothills Pipe Lines  707 - 8th Avenue S.W.
                                                       Ltd.                  Calgary, Alberta
                                                                             T2P
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
NAME                   OFFICER/         CITIZENSHIP    PRINCIPAL               NAME AND ADDRESS OF EMPLOYER    BUSINESS OF
                       DIRECTOR                        OCCUPATION                                              EMPLOYER
---------------------------------------------------------------------------------------------------------------------------------
Janice G. Rennie,     Director          Canadian       President of Research   Research Technology             Technology
F.C.A.                                                 Technology Management   Management Inc.                 consulting
                                                       Inc.                    720 University Extension Centre
                                                                               8303 - 112 Street
                                                                               Edmonton, Alberta
                                                                               T6G 1K4
---------------------------------------------------------------------------------------------------------------------------------
Joseph D. Thompson    Director          Canadian       Chairman of PCL         PCL Construction Group Inc.     General
                                                       Construction Group      5410 - 99th Street              construction
                                                       Inc.                    Edmonton, Alberta               contractors
                                                                               T6E 3P4
---------------------------------------------------------------------------------------------------------------------------------
Margaret K. Witte     Director          U.S.           Chairman, President     Royal Oak Mines                 Mining company
                                                       and CEO of Royal        5501 Lakeview Drive
                                                       Oak Mines               Kirkland, WA  98033
                                                                               U.S.A.
---------------------------------------------------------------------------------------------------------------------------------
A. Terence Poole      Officer           Canadian       Executive Vice          NOVA Corporation                See Item 2
                                                       President, Finance      3600 - 801 - 7th Avenue S.W.
                                                       and Strategy of NOVA    Calgary, Alberta
                                                       Corporation             T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------
Daniel W. Boivin      Officer           Canadian       Senior Vice President,  NOVA Corporation                See Item 2
                                                       Olefins/Polyolefins     2300 - 645 - 7th Avenue S.W.
                                                       of NOVA Corporation     Calgary, Alberta
                                                                               T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------
Wes W. Lucas          Officer           U.S.           Senior Vice President,  NOVA Chemicals                  See Item 2
                                                       Styrenics of NOVA       400 Frankfort Road
                                                       Corporation             Monaca, Pennsylvania
                                                                               15061
---------------------------------------------------------------------------------------------------------------------------------
Wayne E. Lunt         Officer           Canadian       Senior Vice President   NOVA Corporation                See Item 2
                                                       and Chief Financial     3600 - 801 - 7th Avenue S.W.
                                                       Officer of NOVA         Calgary, Alberta
                                                       Corporation             T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------
Lawrence A.           Officer           Canadian       Senior Vice President,  NOVA Corporation                See Item 2
MacDonald                                              Corporate Development   800 - 645 - 7th Avenue S.W.
                                                       of NOVA Corporation     Calgary, Alberta
                                                                               T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------
Jack S. Mustoe        Officer           Canadian       Senior Vice President,  NOVA Corporation                See Item 2
                                                       Legal and General       3600 - 801 - 7th Avenue S.W.
                                                       Counsel of NOVA         Calgary, Alberta
                                                       Corporation             T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------
Sheila H. O'Brien    Officer            Canadian       Senior Vice President,  NOVA Corporation                See Item 2
                                                       Human Resources, Public 3600 - 801 - 7th Avenue S.W.
                                                       Affairs and Investor    Calgary, Alberta
                                                       Relations of NOVA       T2P 2N6
                                                       Corporation
---------------------------------------------------------------------------------------------------------------------------------
Dale H. Spiess        Officer           U.S.           Senior Vice President,  NOVA Corporation                See Item 2
                                                       Polyethylene Sales and  200 Cliff Mine Road
                                                       Marketing of NOVA       Pittsburgh, Pennsylvania
                                                       Corporation             15275
---------------------------------------------------------------------------------------------------------------------------------
John Wheeler          Officer           U.S.           Chief Information       NOVA Corporation                See Item 2
                                                       Officer of NOVA         2300 - 645 - 7th Avenue S.W.
                                                       Corporation             Calgary, Alberta
                                                                               T2P 2N6
---------------------------------------------------------------------------------------------------------------------------------

                                     II-2